Simpson Thacher & Bartlett LLP
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Direct Dial Number (202) 636-5804	E-mail Address jbonnie@stblaw.com

January 27, 2021

VIA EDGAR

Re:	Bumble Inc.

Registration Statement on Form S-1

Filed January 15, 2021

File No. 333-252124

Ms. Kathleen Collins Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Ms. Collins:

On behalf of Bumble Inc. (“Bumble” or the “Company”), we are providing the following supplemental information regarding awards granted subsequent to September 30, 2020. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

Securities and Exchange Commission	2	January 27, 2021

Subsequent to September 30, 2020, Bumble has granted additional awards, detailed in the following table, which shows all grants made to date under the US Plan, the Non-US Plan and the Founder Plan:

	Class B Units Granted
Grant Date	Time-Vesting Units	Exit-Vesting Units	Phantom Class B Units Granted	Fair Value per Unit of Time-Vesting Class B Units(a)

January 29, 2020	49,058,549	32,705,699	—	$0.38

June 19, 2020	13,453,528	8,969,019	62,449,786	$0.36

August 8, 2020	16,254,885	10,903,257	—	$0.95

September 11, 2020	1,884,083	1,256,055	4,850,589	$0.83

September 21, 2020	4,906,466	3,270,977	—	$0.83

September 28, 2020	817,744	545,163	—	$0.83

October 29, 2020	817,744	545,163	—	$0.86

November 2, 2020	4,497,593	2,998,396	1,635,489	$0.86

December 13, 2020	654,196	436,130	—	$0.76

December 18, 2020	817,744	545,163	—	$0.76

(a) The grant date fair value per unit of the Time-Vesting Class B Units has been disclosed above. We have not, however, included the grant date fair value of the Exit-Vesting Units in the table above, as no stock-based compensation expense has been recognized for the Exit-Vesting Units through December 31, 2020. We have not included the grant date fair value of the Phantom Class B Units in the table above, as the Phantom Class B Units are liability-classified and therefore marked to market value at each balance sheet date.

Securities and Exchange Commission	3	January 27, 2021

Valuation Methodology

The Company continued to obtain contemporaneous third-party valuations of the Class B Units as of each grant date or, in the case of multiple grant dates within a month, on the date of the largest number of Class B Units granted within the month. The assumptions Bumble used in the Monte Carlo simulation model for grants subsequent to September 30, 2020 are as follows, compared to the assumptions for grants made in September 2020, as described in our letter dated December 11, 2020:

Assumptions by Grant Date	September 2020	October and November 2020(a)	December 2020(b)

Dividend yield (%)	0	0	0

Expected volatility (%)	55	55	55

Risk-free interest rate (%)	0.23	0.31	0.30

Expected time to liquidity (years)	4.4	4.2	4.1

Estimated equity value (millions)	$4,950	$5,600	$5,600

Deemed Unit Price(c)	$0.10	$0.60	$0.90

(a)	Note that the grants made on October 29, 2020 were granted four days before the grants made on November 2, 2020 and, as such, were deemed to have the same value as the grants made on November 2, 2020.
(b)	Note that the grants made on December 13, 2020 and the grants made on December 18, 2020 were granted five days apart and, as such, were deemed to have the same value.
(c)	Deemed Unit Price is the economic equivalent of a strike price and is contractually set for each award.

Description of Significant Factors that Contributed to Changes in Fair Value

From September 2020 to October and November 2020

The change in the fair value of the Class B Units between the September 2020 and the October and November 2020 grant dates was due to an increase in the estimated equity value of the enterprise from $4.95 billion to $5.6 billion. This increase was driven by stronger forecasts, prepared by management in the fourth quarter of 2020, and an increase in the market value of the Company’s most comparable public peers, offset slightly by a small increase in the discount rate.

From October and November 2020 to December 2020

The Company respectfully advises the Staff that the equity valuation as of November 2020 was used as an input for the valuation of the grants made in December 2020 due to the recency of the November 2020 valuation, and further advises the Staff that there were no material changes to management’s forecasts between the grant date in November 2020 and the grant dates in December 2020. The Company notes that the decrease in the fair value of the Class B Units from the October and November 2020 grant dates to the December 2020 grant dates was driven by the Company’s decision to increase the Deemed Unit Price – the economic equivalent of a strike price – from $0.60 for the October and November 2020 grants to $0.90 for the December 2020 grants.

The Company respectfully advises the Staff that the estimated equity value of the enterprise used as an input for the valuation of the awards granted subsequent to September 30, 2020 is actually somewhat greater than the estimated equity value of the enterprise implied by the illustrative assumptions relating to share count, offering size and price range set forth in the selected sections of the Registration Statement previously submitted to the Staff in our letter dated January 20, 2021. The Company further advises the Staff that, based on its conversations with its underwriters to date, the Company presently expects the enterprise value at the IPO to be approximately $6.0 billion to $6.5 billion, and that the enterprise value used for the valuation of awards granted subsequent to September 30, 2020 was $6.3 billion which, net of $0.8 billion of debt offset by $0.1 billion of cash, yields the enterprise’s estimated equity value of $5.6 billion stated above. Accordingly, the estimated equity value used for the valuation of awards granted subsequent to September 30, 2020 is consistent with the expected enterprise value upon IPO.

Securities and Exchange Commission	4	January 27, 2021

Subsequent Events Note Disclosure

The Company advises the Staff that it intends to add the following disclosure to Note 15 – Subsequent Events to the unaudited condensed consolidated financial statements of Buzz Holdings L.P. for the period from January 29, 2020 to September 30, 2020:

Stock-based compensation

Subsequent to September 30, 2020, the Company granted 6,787,277 Time-Vesting Class B Units and 4,524,852 Exit-Vesting Class B Units, with a weighted average grant date fair value of $0.84 and $0.75, respectively. The Company also granted 1,635,489 Phantom Class B Units, comprising 981,293 Time-Vesting Phantom Class B Units and 654,196 Exit-Vesting Phantom Class B Units, which were valued at $0.85 and $0.75, respectively, at December 31, 2020.

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Securities and Exchange Commission	5	January 27, 2021

Please do not hesitate to call me at 202-636-5804 or William R. Golden III at 202-636-5526 with any questions or further comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Joshua Ford Bonnie

cc:    Securities and Exchange Commission

Mitchell Austin, Esq.

Larry Spirgel

Melissa Kindelan

Bumble Inc.

Whitney Wolfe Herd

Anuradha B. Subramanian

Laura Franco

Davis Polk & Wardwell LLP

Byron B. Rooney

Roshni Banker Cariello